Filed Pursuant to Rule 433

Registration Statement No. 333-215597

Dated October 3, 2017

The Bank of Nova Scotia

This free writing prospectus relates only to the offering of the Fixed to Floating Rate Non-Cumulative Subordinated Additional Tier 1 Capital Notes (Non-Viability Contingent Capital (NVCC)) of The Bank of Nova Scotia (the “Bank”), and should be read together with the preliminary prospectus supplement dated September 28, 2017 (the “Prospectus Supplement”) and the registration statement (File No. 333-215597) (including a base shelf prospectus dated February 1, 2017, the “Prospectus”), in each case, including the documents incorporated by reference therein. Capitalized terms used, but not defined, herein have the meanings set forth in the Prospectus Supplement.

The following information updates and supersedes the information contained in the Prospectus Supplement to the extent that such information is inconsistent therewith.

The fifth full paragraph under “Risk Factors—During the Floating Rate Period, the Notes will bear interest at a floating rate that may be volatile. Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the Notes” is hereby replaced in its entirety with the following:

In the event that a published LIBOR rate is unavailable during the Floating Rate Period, the rate on the Notes will be determined as set forth under “Description of the Notes—Interest—Floating Rate Period.” If the calculation agent determines that LIBOR has been discontinued, the calculation agent will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month U.S. dollar LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. The calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the Interest Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. If this occurs, the value of the Notes may be adversely affected.

The fourth full paragraph under “Description of the Notes—Interest—Floating Rate Period” is hereby replaced in its entirety with the following:

On any Interest Determination Date, “three-month LIBOR” will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least US$1,000,000, as such rate appears on “Reuters Page LIBOR01” (or any successor or replacement page) at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM” (or any successor or replacement page). If the calculation agent determines that three-month LIBOR has been discontinued, then it will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the Interest Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the calculation agent determines to use a substitute or successor base rate as so provided, the following will apply: If no offered rate appears on “Reuters Page LIBOR01” (or any successor or replacement page) or Bloomberg L.P. page “BBAM” (or any successor or replacement page) on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with the Bank) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least US$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least US$1,000,000 that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average of the quotations provided. If no quotation is provided as described above, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate three-month LIBOR or any of the foregoing lending rates, shall determine three-month LIBOR for the second London business day immediately preceding the first day of such interest period in its sole discretion.

The Bank has filed the Prospectus and the Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Prospectus Supplement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Prospectus Supplement if you request it by calling UBS Securities LLC toll-free at (888) 827-7275 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.